UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

United Community Financial Corp.
(Name of Issuer)
Common shares, without par value
(Title of Class of Securities)
909839 10 2
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	909839 10 2	13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON United Community Financial Corp. Employee Stock Ownership Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

3,626,615

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,626,615

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.7%

12	TYPE OF REPORTING PERSON*

EP

CUSIP No.	909839 10 2	13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Bankers Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,271,586

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

3,626,615

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,626,615

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.7%

12	TYPE OF REPORTING PERSON*

BK

Item 1(a).	Name of Issuer:

United Community Financial Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

275 Federal Plaza West Youngstown, OH 44503-1203

Item 2(a).	Name of Persons Filing:

United Community Financial Corp. Employee Stock Ownership Plan

First Bankers Trust Services, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

United Community Financial Corp. Employee Stock Ownership Plan First Bankers Trust Services, Inc., Trustee 2321 Kochs Lane Quincy, IL 62305

First Bankers Trust Services, Inc., Trustee 2321 Kochs Lane Quincy, IL 62305

Item 2(c).	Citizenship:

United Community Financial Corp. Employee Stock Ownership Plan Organized in Ohio

First Bankers Trust Services, Inc. Organized under the laws of the United States

Item 2(d).	Title and Class of Securities:

Common shares, without par value

Item 2(e).	CUSIP Number:

909839 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☑	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

United Community Financial Corp. Employee Stock Ownership Plan
(a)	Amount Beneficially Owned:

3,626,615

(b)	Percent of Class:

11.7%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 3,626,615

First Bankers Trust Services, Inc.
(a)	Amount Beneficially Owned:

3,626,615

(b)	Percent of Class:

11.7%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

1,271,586

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 3,626,615
As of December 31, 2008, there were 3,626,615 shares owned by the United Community Financial Corp. Employee Stock Ownership Plan (the “Plan”), 2,355,029 of which have been allocated to the accounts of participants. Under the terms of the Plan, the Trustee votes all of the shares allocated to the accounts of Plan participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares, the Trustee has voting power, however the terms of the Plan require the Trustee to vote such shares in the same proportion as participants direct the voting of allocated Plan shares. The trustee has limited power to dispose of the Plan shares, as set forth in the Plan and the Trust Agreement and by state law. The Trustee is directed by the Plan to invest Plan assets primarily in shares of United Community Financial Corp.

Item 5.	Ownership of Five Percent or Less of a Class:

Inapplicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Inapplicable

Item 8.	Identification and Classification of Members of the Group:

Inapplicable

Item 9.	Notice of Dissolution of Group:

Inapplicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST BANKERS TRUST SERVICES, INC.
Date: February 13, 2009	By:	/s/ Linda Shultz
		Name:	Linda Shultz
		Title:	Trust Officer

UNITED COMMUNITY FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN By: First Bankers Trust Services Inc., Trustee
Date: February 13, 2009	By:	/s/ Linda Shultz
		Name:	Linda Shultz
		Title:	Trust Officer